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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of April 2001



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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




                                 RADVISION LTD.





6-K Items

1. RADVision Ltd. Press Release dated April 18, 2001 re RADVISION Appoints Telecommunications Industry Veteran as Chief Executive Officer and Board Director.

2. RADVision Ltd. Press Release dated April 18, 2001 re RADVISION Announces First Quarter 2001 Results.

                                                                          ITEM 1

  Corporate Contacts:                            Investor Contacts:
  David Seligman                                 Jody Burfening/Sanjay Hurry
  Chief Financial Officer                        Lippert/Heilshorn & Associates
  RADVISION, Ltd.                                Tel: 212.838.3777
  Tel: 972.3.645.5446                            jbs@lhai.com
  cfo@radvision.com

  Sandra Fathi
  Dir. Corporate Communications
  RADVISION, Inc.
  Tel: 201.529.4300 x301
  Mobile: 201.406.6150
  sfathi@radvision.com




            RADVISION APPOINTS TELECOMMUNICATIONS INDUSTRY VETERAN AS
                   CHIEF EXECUTIVE OFFICER AND BOARD DIRECTOR

   - New U.S.-Based CEO, Gadi Tamari Brings Extensive Operating and Managerial
                            Experience to RADVISION -


     Tel Aviv, Israel, April 18, 2001 - RADVISION Ltd. (Nasdaq: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP (V2oIP (TM)), has appointed Gadi Tamari chief executive officer and to the board of directors, effective today. Tamari replaces Ami Amir who will remain with RADVISION on the board of directors and as active member of the executive committee. With the appointment of Tamari to the board of directors, the number of board seats increases to ten. Tamari will be based at the Company's U.S. headquarters located in Mahwah, New Jersey.

     Amir, retiring chief executive officer of RADVISION, said, "As an entrepreneur who has led RADVISION for the past nine years from inception, through its start-up phase and initial public offering, I concluded that it was time to bring in a professional manager with solid operational experience, proven skills at managing growing companies and with an in-depth understanding of the IP communications market. In addition, Gadi has experience cultivating relationships with service providers, which is an important growth opportunity for RADVISION. Gadi offers all these strengths plus extensive international experience with technology companies, including successful Israeli companies both in the Israel and the US. In handing the baton to Gadi, I have the utmost confidence in his ability to lead RADVISION to the next stage of the company's growth."

     Tamari commented, "RADVISION's market leader reputation as the V2oIP experts had a major influence on my decision to join the company. As a former customer from my days at Excel Switching Corp., I am well acquainted with the company. I look forward to working closely with the existing management team to execute on RADVISION's near term business strategy and in helping guide the company in broadening its product offering, and diversifying and expanding its distribution channels."

     Tamari joins RADVISION following a 30-year career in sales and operations, having spent the past 15 years in senior management positions with a number of telecommunications companies. Most recently, he was with Lucent Technologies where he has served as vice president, international operations of the OpenNet Softswitch organization. Prior to that, Tamari was chief operating officer of Excel Switching Corporation responsible for international sales, operations, marketing and customer support. Under his leadership, revenues grew from $60 million in 1996 to $200 million in 1999. Tamari was a member of the management team that took Excel Switching public and sold the company to Lucent Technologies in 1999 for $1.7 billion. His experience working with world class companies includes successful telecommunications and Israeli technology companies. Tamari holds a bachelor's degree in mechanical engineering and a master's degree in industrial engineering from the Technion, Israel Institute of Technology and attended Harvard University's Advanced Management Program.

     RADVISION also announced that Zohar Zisapel replaces Yehuda Zisapel as chairman of the board of directors, effective today. Zohar Zisapel has served as a director of RADVISION since 1992 and was chairman of the board of directors until August 1999. Yehuda Zisapel will remain as a member of the board of directors.


About RADVISION

RADVISION is a leading provider of products and technology for real-time voice, video, and data communications over packet networks; this includes the Internet and other Internet Protocol (IP) based networks. Recognized universally as the experts in real-time Voice and Video over IP (V(2)oIP), RADVISION offers the broadest and most complete set of enabling technology and networking systems needed to enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to new converged networks. Today, hundreds of thousands of end-users around the world communicate over next-generation networks, using IP-centric products and solutions built around RADVISION products and technology. RADVISION's multi-protocol software toolkits for IP communications include: SIP, MEGACO, MGCP, and H.323; RADVISION's V(2)oIP networking products include: gateways, conferencing bridges, and gatekeeper applications. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities and Exchange Commission, including RADVISION's Form F-1 registration statement.

All trademarks recognized

                                       ###

                                                                          ITEM 2

  Corporate Contacts:                           Investor Contacts:
  David Seligman                                Jody Burfening/Sanjay Hurry
  Chief Financial Officer                       Lippert/Heilshorn & Associates
  RADVISION, Ltd.                               Tel: 212.838.3777
  Tel: 972.3.645.5446                           jbs@lhai.com
  cfo@radvision.com

  Sandra Fathi
  Dir. Corporate Communications
  RADVISION, Inc.
  Tel: 201.529.4300 x301
  Mobile: 201.406.6150
  sfathi@radvision.com



                 RADVISION ANNOUNCES FIRST QUARTER 2001 RESULTS

                  - EPS of $0.09 on Revenues of $14.9 Million -

     Tel Aviv, Israel, April 18, 2001 -- RADVISION Ltd. (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP (V2oIP(TM)), today announced results for the first quarter ended March 31, 2001.

     Revenues for the first quarter reached $14.9 million, compared with $7.8 million for the same period in 2000, representing a 90% increase. Operating income for the quarter was $404,000, compared with a loss of $636,000 for the same period last year. Net income for the quarter was $1.8 million, or $0.09 per diluted share, compared with a net loss of $521,000, or $0.04 cents per diluted share, for the first quarter of 2000.

     "Our performance this quarter reflects a slow down in U.S. enterprise spending for our networking products, offset by continued growth from our enabling technologies business," said Ami Amir, retiring chief executive officer of RADVISION. "Our non-U.S.-based networking business remains strong, as enterprises and service providers continue to deploy enhanced communications services such as voice and video conferencing to meet the demands of their customers and increase the productivity of their organizations. We are also seeing ongoing demand for our enabling technologies, and at the same time, are starting to see the benefits of our strategy to leverage our H.323 customer base for additional sales of other protocols. This quarter, for instance, a number of our H.323 customers also purchased SIP."

     Continued Mr. Amir, "Over the past several weeks, we have taken steps to bring the Company's cost structure in line with expected revenues by reducing overall expenses and implementing a 10% workforce reduction on April 2nd. Our goal is to maintain positive earnings for fiscal 2001.

     "Going  forward,   we  are  concentrating  our  resources  on  sales-driven
activities such as expanding our distribution presence outside of the United States and introducing new products that expand our addressable market.

     "We continue to see opportunities for increased sales of our networking products in Europe and Asia Pacific and are positioning ourselves to further penetrate these relatively untapped markets. We recently opened a new office in London, as a base for establishing new partnerships throughout Europe, and expanded our office in Beijing to sell our networking products into the fast-growing Chinese market. We are also establishing closer relationships with existing partners and seeking new partners as we further diversify our networking products customer base. At the same time, we will also introduce enhancements to our existing product offering and new IP-centric products, such as voice-bridging, to remain ahead of our competitors."

     Continued Mr. Amir, "We intend to maintain our leadership position in enabling technologies through continuous technology introductions and improvements for all key IP communication protocols. During the second quarter we will introduce next generation H.323 technology for robust, carrier-class, high availability VoIP solutions."

     The Company reiterated its financial guidance for the second quarter to be in the range of $11.5 to $12.5 million, with a fully diluted earnings per share of $0.01 to $0.02.

     "The steps we have taken this quarter give us confidence that we will be able to sustain our market leadership during this economic downturn and build for the future," concluded Mr. Amir. "With cash and cash equivalents of $94 million and no debt, we have the financial strength to execute on new product and market development, while at the same time, solidifying our position as the recognized experts in V2oIP."

About RADVISION

RADVISION is a leading provider of products and technology for real-time voice, video, and data communications over packet networks; this includes the Internet and other Internet Protocol (IP) based networks. Recognized universally as the experts in real-time Voice and Video over IP (V(2)oIP), RADVISION offers the broadest and most complete set of enabling technology and networking systems needed to enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to new converged networks. Today, hundreds of thousands of end-users around the world communicate over next-generation networks, using IP-centric products and solutions built around RADVISION products and technology. RADVISION's multi-protocol software toolkits for IP communications include: SIP, MEGACO, MGCP, and H.323; RADVISION's V(2)oIP networking products include: gateways, conferencing bridges, and gatekeeper applications. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities and Exchange Commission, including RADVISION's Form F-1 registration statement.

All trademarks recognized

                              - tables to follow -

                                 RADVISION LTD.
                        Consolidated Statements of Income
                           (U.S. Dollars in thousands)

                                                         Three Months Ended
                                                             March 31
                                                            (Unaudited)
                                                       2001              2000
                                                       ----              ----

Sales                                                $14,895           $7,827
Cost of Sales                                          3,725            1,944

                                                     -------           ------
Gross Profit                                          11,170            5,883

Research and Development, Net                          4,757            2,294
Marketing and Selling, Net                             4,840            3,610
General and Administration                             1,169              615

                                                     -------           ------
Operating Income (Loss)                                  404             (636)

Financial Income, net                                  1,403              115

Net Income/(Loss)                                     $1,807            ($521)
                                                     -------           ------

Earnings per Share                                     $0.09           ($0.04)
                                                       =====           ======

Weighted Average Number of Shares
Outstanding During the Period - Basic             19,196,316       14,626,504

Diluted Earnings per Share                             $0.09           ($0.04)
                                                       =====           ======

Weighted Average Number of Shares
Outstanding During the Period - Diluted           20,750,146       14,626,504



                                   -- more --

                                 RADVISION LTD.
                           Consolidated Balance Sheet
                           (U.S. Dollars in thousands)

                                             March 31,              December 31,
                                               2001                     2000
                                            (Unaudited)              (Audited)
Assets
Cash and Liquid Investments                   $ 93,711                $ 97,064
Receivables - Trade                              7,294                   7,025
Receivables - Other                              1,128                   1,051
Inventories                                      3,352                   4,956
                                              --------                --------
Current Assets including
Long Term Liquid Investments                   105,485                 110,096

Severance Pay Fund                               1,082                   1,055
                                              --------                --------

Equipment
Cost                                             8,784                   8,353
Less Accumulated Depreciation                    3,500                   3,153
                                              --------                --------
                                                 5,284                   5,200

Total Assets                                   111,851                 116,351
                                              --------                --------

                                              ========                ========


Liabilities and Equity
Short Term Debt                                  $  38                   $  46
Payable - Trade & Related Parties                2,012                   3,716
Other Payables & Accrued Expenses               12,344                  16,777
                                              --------                --------
Current Liabilities                             14,394                  20,539

Accrued Severance Pay                            1,649                   1,448
                                              --------                --------

Bank Loans                                          12                      19
                                              --------                --------

Shareholder's Equity
Share Capital                                      168                     165
Capital Surplus                                103,402                 103,849
Deferred compensation                             (554)                   (641)
Accumulated deficit                             (7,220)                 (9,028)
                                              --------                --------
                                                95,796                  94,345

Total Liabilities                              111,851                 116,351
                                              --------                --------

                                       ###

                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: April 18, 2001